UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


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                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                    PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
                      THE SECURITIES EXCHANGE ACT OF 1934

                           For the month of May, 2006

                                  PEARSON plc
             (Exact name of registrant as specified in its charter)

                                      N/A

                (Translation of registrant's name into English)

                                   80 Strand
                            London, England WC2R 0RL
                                44-20-7010-2000
                    (Address of principal executive office)

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F:




      Form 20-F X                                      Form 40-F

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934




       Yes                                              No X

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        This Report includes the following documents:

1. A press release from Pearson plc announcing Acquisition


25 May 2006


Pearson to Acquire PowerSchool

Pearson and Apple expand education relationship


Apple(R) and Pearson today announced an expansion of their relationship to enhance teaching and learning through technology. Pearson will acquire PowerSchool, Apple's award-winning student information systems (SIS) division, and develop educational content for teachers and students compatible with iPod
(R).


"Apple's commitment to education has never been stronger, which is why we're excited to broaden our relationship with Pearson," said John Couch, Apple's vice president of Education. "Our customers will love having Pearson's education content on their iPods, and we're confident that PowerSchool will continue to flourish and grow with Pearson."


Steven Dowling, president of Pearson's School companies, said, "Pearson's commitment is to improve student performance. Student information and achievement results are essential to teachers and families in knowing how a student is doing and helping her make gains. The acquisition of PowerSchool, an easy-to-use application for sharing information, and the alliance with Apple to deliver content compatible with iPod, progresses Pearson's goal to improve student performance."


PowerSchool's web-based solutions provide school administrators, teachers, students and parents with secure, up-to-the-minute information on student performance including grades, homework and attendance. They complement Pearson's existing enterprise and SIS business, which brings assessment, reporting and business solutions to over 16,000 schools, helping them to fulfil the accountability requirements set by No Child Left Behind. PowerSchool will become the lead brand for Pearson's integrated SIS business, which will be located in Folsom, California and Mesa, Arizona. PowerSchool's president, Mary McCaffrey, will head the combined business.


Pearson will also develop new services for educators and students, including research-based educational content compatible with iPod, the world's most popular digital music player. Teachers will have access to podcasts on professional development to help with lesson preparation and provide innovative ways to reach students struggling with specific content. Students will be able to load their iPods with study guides that are aligned with Pearson texts and listen to review notes to prepare for exams.


Earlier this school year, Apple and Pearson collaborated to bring digital versions of Pearson textbooks and workbooks to California schools using the affordable Mac(R) mini.


Ends


Apple ignited the personal computer revolution in the 1970s with the Apple II and reinvented the personal computer in the 1980s with the Macintosh. Today, Apple continues to lead the industry in innovation with its award-winning desktop and notebook computers, OS X operating system, and iLife and professional applications. Apple is also spearheading the digital music revolution with its iPod portable music players and iTunes online music store.


Educating 100 million people worldwide, Pearson Education is the global leader in educational publishing, providing scientifically research-based print and digital programs to help students of all ages learn at their own pace, in their own way. Virtually all students and teachers in America learn from a Pearson program at some point in their educational career. In the US, nearly 25,000 schools use Pearson technology to help instruct K-12 students and manage how they are doing.


For more information:


Luke Swanson/ Simon Mays-Smith/ Deborah Lincoln:
Pearson
+44 (0)20 7010 2310


Todd Wilder
Apple
+1 (408) 974 8335
wilder@apple.com



                                    SIGNATURE


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                   PEARSON plc

Date: 25 May, 2006

                             By:   /s/ STEPHEN JONES
                            -----------------------
                                   Stephen Jones
                                   Deputy Secretary